

June 17, 2010

Enrique R. Ubarri
Executive Vice President and General Counsel
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

      **Re:    Doral Financial Corporation**
              **Registration Statement on Form S-1**
              **Filed May 21, 2010**
              **File No. 333-167012**

Dear Mr. Ubarri:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1.      Please indicate the number of shares being offered.

Enrique R. Ubarri
Doral Financial Corporation
June 17, 2010
Page 2

Summary

Summary of the Underlying Transactions

Private Placement of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock, page 2

2.      Please revise this section to more clearly and concisely explain the private placement transaction and describe the preferred stock.  In addition, clearly disclose the following:

- that your bids for FDIC-assisted transactions failed and that, as a result, the 105,002 shares of preferred stock were released from escrow and distributed to investors in the private placement;

- that those shares were distributed at no additional cost to the investors and that, as a result, the effective sale price dropped from $4.75 per share to $3.00 per share; and

- the market price of your common stock at the time the private placement transaction was entered into and at the time your bids failed.

Description of Our Capital Stock

Outstanding Preferred Stock, page 9

3.      Please revise the fourth paragraph on page 10 to indicate the number of shares that were placed into escrow on each day so that the numbers will more easily tie in with the numbers disclosed elsewhere in the filing.

4.      We note that the Mandatorily Convertible Preferred Stock is currently convertible into 210.52631 shares of common stock, subject to adjustment under specific circumstances. Please revise to describe the circumstances that may trigger adjustments.  If the adjustments are all standard such as the result of stock splits, stock dividends and anti-dilution provisions, so indicate.

Selling Stockholders, page 14

5.      Please revise the table to show for each selling stockholder (1) the number of shares of Mandatorily Convertible Preferred Stock owned, (2) the number of shares of common stock that will be acquired upon conversion of the Mandatorily Convertible Preferred Stock, and (3) the number of shares of common stock that will be acquired upon the dissolution of Doral Holdings.

Plan of Distribution, page 22

6.      Please revise to identify the selling stockholders that are broker-dealers and indicate that they are underwriters.  Alternatively, tell us why you believe any broker-dealer offering shares for sale is not acting as an underwriter.

7.      For the selling stockholders that are affiliates of broker-dealers (but not broker-dealers), include disclosure indicating that:

   •   the broker-dealer affiliates purchased the securities to be resold in the ordinary course of business; and

   •   at the time of the purchase, the broker-dealer affiliates had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Unless you indicate that these two conditions are met, it appears you should indicate that any broker-dealer affiliates are underwriters.  Please revise accordingly, or tell us why you believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibit 10.16

8.      We note that you have omitted certain schedules and exhibits.  Please amend your Form 10-Q and refile the stock purchase agreement in its entirety or refile as part of this registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,


Michael Clampitt
Senior Attorney